Exhibit 15



Creo Inc.
3700 Gilmore Way           T. +1.604.451.2700        www.creo.com        creo
Burnaby, B.C.              F. +1.604.437.9891
Canada V5G 4M1


                                                                  News release
------------------------------------------------------------------------------

For immediate release

Creo Commences Litigation Against Printcafe and EFI

Vancouver, BC, Canada (February 19, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that it was commencing litigation in the Delaware Chancery Court to prevent Printcafe Software, Inc. (NASDAQ: PCAF) from pursuing unusual and draconian defensive tactics that harm all of Printcafe's stockholders.

Amos Michelson, Creo chief executive, said, "We regret the necessity of commencing litigation. However, Printcafe not only has misled Creo and refused to talk to Creo about its acquisition proposal, but has resorted to an array of defensive tactics, including the adoption of a poison pill that unlawfully purports to prohibit Creo from purchasing shares of Printcafe stock pursuant to a binding and unconditional agreement that Printcafe has known about for weeks. Additionally, Printcafe has granted Electronics for Imaging, Inc. ('EFI') (NASDAQ: EFII) an option to purchase shares of Printcafe stock and the right to put these shares to Printcafe at the same price. Printcafe has also given EFI a substantial "break-up" fee and agreed not to talk to all parties interested in acquiring Printcafe despite the fact that EFI has submitted nothing more than a preliminary, non-binding and conditional proposal to acquire Printcafe. We believe that these actions are unwarranted and illegal and contrary to the best interests of Printcafe's stockholders, customers and employees."

Creo also announced that Mr. Michelson, Creo chief executive, today sent a letter to Marc Olin, chairman, president and chief executive officer of Printcafe. The full text of the letter follows:



         February 19, 2003

         Mr. Marc Olin
         Chairman, President and Chief Executive Officer
         Printcafe Software, Inc.
         Forty 24th Street
         Pittsburgh, PA 15222

         Dear Marc:

         I am deeply disappointed by your and Printcafe's Special Committee's recent actions in response to Creo's proposal to acquire all of Printcafe's outstanding shares. On January 22, we proposed to acquire Printcafe in a transaction that at the time offered an 11% premium over Printcafe's closing price. In addition, we specifically stated in our proposal that we would be "prepared to meet with you and your advisors at any time to negotiate price and any other terms in [our] offer as part of your process of considering strategic alternatives." (emphasis added).

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

         At the same time as our proposal, we announced that we had increased our beneficial ownership of Printcafe common stock from approximately 30% to approximately 54.5% as a result of arms-length transactions with two large, sophisticated Printcafe stockholders. Subsequent to our initial proposal, Electronics for Imaging, Inc. ("EFI") announced on January 23, 2003 a preliminary, non-binding offer to acquire Printcafe. Your Board of Directors established the Special Committee to consider offers for Printcafe and explore other strategic alternatives. In your press release announcing the formation of the Special Committee, you stated that the committee would "evaluate and fully consider the offer from EFI, along with an offer previously received from Creo."

         As Printcafe's largest stockholder, we believed your representations to us and looked forward to having the chance to further discuss our proposal with you. In the days between January 23 and your announcements on February 13, we continually reaffirmed to Printcafe our interest in discussing our proposal and Printcafe and its advisors continually reassured us that we would have an opportunity to participate in a fair and open bidding process.

         As a result, shortly after being again reassured by your advisors that we would have an opportunity to conduct due diligence and discuss our proposal with Printcafe, we were astonished to learn through news reports on February 13, 2003 of Printcafe's unwarranted and unprecedented actions, including:

          o Adopting a poison pill that unlawfully purports to prohibit us from owning Printcafe shares that we are unconditionally committed to buy from a third party pursuant to a contract that you and the Special Committee have known about for several weeks.

          o Granting an option to EFI (a party who we believe has only submitted a non-binding, conditional offer to acquire Printcafe) to acquire 19.9% of Printcafe and subsequently re-sell such shares to Printcafe at the same price. This option accomplishes no legitimate business purpose.

          o Agreeing with EFI, among other things, that Printcafe will not talk to all parties interested in acquiring Printcafe. This agreement eliminates the ability of the Special Committee to conduct a fair sale process and investigate all strategic alternatives for Printcafe.

          o Agreeing to give EFI a "break-up" fee of over $500,000 despite the fact that EFI has submitted only a preliminary, non-binding, conditional proposal to acquire Printcafe.

         We do not understand why you and the Special Committee have taken these hostile, preclusive and expensive actions without making any effort whatsoever to discuss our proposal, accept our invitation to negotiate the terms of our offer, afford us the opportunity to conduct due diligence, or explore other alternatives with us. We were especially surprised that such drastic and hasty measures were taken while your advisors were affirmatively telling us that the Special Committee was implementing a process to explore all of Printcafe's alternatives and intended to include us in that process. A management team and Special Committee dedicated to fulfilling their fiduciary duties to all stockholders would have taken more time and care to pursue all alternatives in order to properly determine what course of action was in the best interests of Printcafe and its stockholders.

         We regret that the course of action you and the Special Committee unilaterally have decided upon would cause irreparable harm to Creo and deprive all of Printcafe's stockholders of the opportunity to realize full value for their Printcafe shares. We must therefore ask the Chancery Court in Delaware to protect the rights of all Printcafe stockholders and preserve what is left of Printcafe's value for the benefit of all Printcafe stockholders.

         Finally, I want to reiterate that we continue to be prepared to negotiate all of the terms of our proposal to acquire Printcafe and are confident that our final offer will be fully competitive with all of Printcafe's other bona fide strategic alternatives.

         Sincerely,
         Amos Michelson
         Chief Executive Officer of Creo Inc.

         cc: Members of the Special Committee of Printcafe Software, Inc.
             -----------------------------------------------------------
         Charles Billerbeck
         Victor Cohn
         Thomas Gill



About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

(C) 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange

Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.


Rochelle van Halm                        Tracy Rawa
Media Relations (Headquarters)           Investor Relations
T. +1.604.451.2700                       T. +1.604.451.2700
F. +1.604.437.9891                       F. +1.604.437.9891
rochelle.van.halm@creo.com               IR@creo.com


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